UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒        Annual Report Pursuant To Section 15(d) of The Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

OR

☐           Transition Report Pursuant To Section 15(d) of The Securities Exchange Act of 1934

For the transition period from                            to

Commission File Number 001-07935

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:

INTERNATIONAL RECTIFIER CORPORATION
 RETIREMENT SAVINGS PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERNATIONAL RECTIFIER CORPORATION
 101 N.  SEPULVEDA BLVD.
 EL SEGUNDO, CALIFORNIA 90245

SIGNATURES

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERNATIONAL RECTIFIER CORPORATION RETIREMENT SAVINGS PLAN

By: INTERNATIONAL RECTIFIER CORPORATION, plan administrator

June 28, 2011	/s/ ILAN DASKAL
Ilan Daskal
Chief Financial Officer

International Rectifier Corporation
Retirement Savings Plan

Note:  All other schedules have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of International Rectifier Corporation Retirement Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2010, and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California
June 28, 2011

International Rectifier Corporation
Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Assets
Investments at fair value	$176,507,516	$150,395,327
Notes receivable from participants	4,764,192	4,172,785
Non-interest bearing cash	10,063	105,381
Net assets reflecting investments at fair value	181,281,771	154,673,494
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,173,380)	(634,513)
Net assets available for benefits	$180,108,391	$154,038,981

The accompanying notes are an integral part of these statements.

International Rectifier Corporation
Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Additions (deductions)

Investment income
Interest and dividend income	$2,536,096
Net appreciation in the fair value of investments	18,371,894
Total investment income	20,907,990

Interest income on notes receivable from participants	238,788

Contributions
Employee	11,359,055
Employer	3,122,055
Total contributions	14,481,110

Benefits paid to participants	(9,533,664)
Administrative fees	(24,814)

Net increase in net assets	26,069,410

Net assets available for benefits
Beginning of year	154,038,981
End of year	$180,108,391

International Rectifier Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

1.                                      Description of the Plan

The following description of the International Rectifier Corporation Retirement Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

International Rectifier Corporation (the “Company” or “Plan Sponsor”) established the Plan on April 1, 1988.  The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligibility

The Plan defines an “Eligible Employee” as any person who is employed by the Company or its participating affiliates in the Plan.  An employee is eligible to participate and enroll in the Plan if they are at least 18 years old, and after they receive their first paycheck following employment by the Company or its participating affiliates.  Each eligible employee, who is a temporary employee, as defined by the Plan, is eligible to participate in the Plan on the later of (i) the date the employee receives his or her first paycheck following his or her employment start date, or (ii) the date the employee receives his or her first paycheck following the date on which the eligible employee first completes a year of eligibility service, as defined under the Plan; provided that he or she are still an eligible employee on such date.  Participants should refer to the Plan agreement for a more complete description of the Plan’s eligibility provisions.

Contributions

The Plan allows participants to make contributions to the Plan from 2% up to 40% of their compensation in pre-tax contributions, including catch-up contributions for participants over age 50, and up to 40% of their compensation in after-tax contributions, in all cases, subject to any applicable limitations of the Internal Revenue Code (“the Code”) and the terms and conditions of the Plan.  Participants can also contribute amounts representing distributions from other qualified defined benefit or contribution plans, in all cases, subject to any applicable limitations of the Code and the terms and conditions of the Plan.  During the Plan year ended December 31, 2010, no participants were allowed to contribute less than 2% of their compensation.

The Company currently makes a matching contribution with respect to participating employee payroll contributions.  The Company’s current matching contribution is 150% of the first $200 of the participant’s payroll contribution, plus 50% of the next $5,400, with the aggregate matching contribution made by the Company, not exceeding $3,000 per participant in any Plan year.  In addition to the Company’s matching contribution, the Company may make discretionary contributions.  During the Plan year ended December 31, 2010, no such discretionary contributions were made.

Vesting

Participants are immediately vested in their contributions and the Company’s matching and discretionary contributions, and any actual earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, any Company contribution applicable to the participant, and Plan earnings applicable to the participant.  For contributions made based on allocations to participants, allocations are based on participant contributions or account balances, as defined under the Plan, or otherwise in accordance with the Code and the regulations promulgated thereunder.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

International Rectifier Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

1.                                      Description of the Plan (Continued)

Investment Programs

The trustee for the Plan is Fidelity Management Trust Company (the “Trustee”).  All accounts are held in trust funds, a Company unitized stock fund, a collective investment trust, or a self-directed brokerage account (which account brokerage consisted primarily of cash and cash equivalents, common stock and mutual funds).  All accounts are invested in accordance with the terms of the Plan and investment options elected by Plan participants.

A self-directed brokerage account was offered to Plan participants beginning in 2000 and enables Plan participants to purchase or sell individual securities within their accounts.  The Plan document defines the eligible securities the participants can invest in within the self-directed brokerage account.

The purchase and sale of Company stock is not permitted as an investment option for participants who use the self-directed brokerage account. The custodian of the self-directed brokerage account is Fidelity Brokerage Service, Inc. (“Fidelity Brokerage”).  Fidelity Brokerage executes the investment transactions, collects interest and dividend income and retains custody of the investment securities within the guidelines of ERISA.

With the exception of the International Rectifier Unitized Stock Fund, participants may allocate their contributions and account balances to any or all of the investment fund options and to their respective self-directed brokerage account.  Participants may transfer their account balances, or a portion thereof, from one fund to another or from a fund to their respective self-directed brokerage account.  However, all assets transferred from self-directed brokerage accounts are first credited to a default fund designated by the Plan.   Throughout 2010, the default fund was the Prudential Stable Value Fund (as described below).  The participants may then transfer their account balances to other funds.

As one of the investment options of the Plan, participants may allocate their contributions and account balances to an investment option called the Prudential Stable Value Fund, which is a combination of a synthetic guaranteed investment contract (“GIC”) issued by The Prudential Insurance Company of America (“PICA”) and a portfolio of assets held in trust for the exclusive benefit of Plan participants.  The underlying investments of the Prudential Stable Value Fund consist primarily of a collective investment trust investment, (“Collective Investment Trust”), which currently consists of the Prudential Core Conservative Bond Fund.  The purpose of the Collective Investment Trust is to comingle the assets of participating qualified retirement plans and trusts for investment purposes in order to bring about economy of administration and otherwise for fiduciary purposes.

The Prudential Stable Value Fund is designed to provide Plan participants with the relative safety of principal and with competitive, relatively stable guaranteed returns.  Amounts contributed to the Prudential Stable Value Fund are deposited to the Plan’s designated trust account for that investment and the synthetic GIC provides for a variable crediting rate that resets quarterly.  PICA provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.  The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most affected by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the difference between the contract value and the market value of the covered investments. The average yields of the Prudential Stable Value Fund based on actual earnings and crediting rates were 2.76% and 4.28% at December 31, 2010, respectively, and 3.47% and 4.87% at December 31, 2009, respectively.

Participant-directed redemptions from the Prudential Stable Value Fund at contract value have no restrictions; however, the trustee of the Collective Investment Trust shall have the discretion to limit the maximum withdrawal as of any date to the greater of $2,000,000 or 5% of the value of the Plan’s assets in the Collective Investment Trust.  The Plan may terminate the synthetic GIC contract at any time by giving 30 days notice to PICA.  PICA may terminate the synthetic GIC contract for cause in the event either 1) the Plan is terminated or merged into another plan, 2) the Plan becomes disqualified, or 3) changes occur to the Plan’s prohibition on competing investment options or deletion of equity wash provisions.  Upon termination of the agreement, the Plan will receive the fair value of the Plan’s investment in the synthetic GIC.  The Plan administrator does not believe that the occurrence of such events that would limit the Plan’s ability to transact at contract value with participants is probable.

International Rectifier Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

1.            Description of the Plan (Continued)

Profit Sharing

During the Company’s fiscal year 2006 through the Company’s fiscal year 2008, the Company implemented a process by which the Company may make profit sharing contributions (“PSCs”) to certain eligible Company employees.  The last Plan year in which a PSC was made was 2008.  Any such PSC was made pursuant to the provisions of Section 3.4 of the Plan as “Discretionary Employer Contributions”.  The Company did not make a profit sharing contribution during the 2010 plan year and has no plans to make such a contribution in the future.

Participant Loans

The Plan allows participants to borrow from their accounts, on certain terms and conditions, a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000 less the highest outstanding loan balance from the Plan during the prior twelve months.  Loan terms range from one-to-five years or up to ten years for the purchase of a primary residence.  The loans are collateralized by the balance in the participant’s account and bear interest at a rate intended to be commensurate with comparable prevailing rates at the time the loan is made, plus one additional percent, as determined periodically.  Principal and interest are paid ratably through bi-weekly payroll deductions.

    Benefit Payments

A participant who is currently in service with the Company may elect to withdraw all or a portion of his or her vested accounts after attainment of age 59 1/2.  A participant is limited to two withdrawals under this option during any twelve-month period.  Upon termination of service with the Company, a participant may elect to receive a lump-sum amount equal to the value of the participant’s account, as defined by the Plan, or choose to leave the account balance in the Plan.  A participant who is no longer in service with the Company may leave his or her account balance in the Plan if the balance exceeds $5,000 and the participant has not yet attained normal retirement age, while a currently employed participant may leave his or her account balance in the Plan as long as he or she remains a currently employed participant.  Benefits are recorded when paid.

If the participant’s distributable benefit is greater than $1,000 but equal to or less than $5,000, and if the participant does not affirmatively elect to have such benefit either (1) paid directly to an eligible retirement plan specified by the participant in a direct rollover, or (2) paid to the participant directly, then the Plan shall pay the distribution as a direct rollover to an individual retirement plan designated by the Plan.

2.              Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared using the accrual method of accounting and in accordance with U.S. generally accepted accounting principles.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Plan invests in investment contracts through the Prudential Stable Value Fund, a synthetic GIC.  As required by this topic, the statement of net assets available for benefits presents the fair value of the investments in the Prudential Stable Value Fund as well as the adjustment of the investment in the Prudential Stable Value Fund from fair value to contract value relating to the investment contracts.  The statement of changes in net assets available for benefits is prepared on a contract value basis.  The contract value of the participants’ investment in the Prudential Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

International Rectifier Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

2.              Summary of Accounting Policies (Continued)

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820)-Improving Disclosures about Fair Value Measurements”.  This standard amends Subtopic 820-10 and requires the disclosure of transfers in and out of Level 1 and Level 2 fair value measurements, and a description of the reason for the transfers and requires for Level 3 fair value measurements that information about purchases, sales, issuances, and settlements be disclosed separately.  Additionally, this standard clarifies the level of disaggregation required and the required disclosures about inputs and valuation techniques.  This requirement for new disclosures is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll-forward of activity in Level 3 fair value measurements.  In ASU No. 2010-06, those disclosure requirements are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  Since this standard only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2010, the FASB issued ASU No. 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans”.  This update requires participant loans to be measured at their unpaid principal balance plus any accrued by unpaid interest and classified as notes receivable from participants.  Previously, loans were measured at fair value and classified as investments.  This update is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively.  Adoption of this update did not change the value of participant loans from the amount previously reported in December 31, 2009, however, participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS”. ASU No. 2011-04 amended Accounting Standards Codification 820, “Fair Value Measurements and Disclosures”, to converge the fair value measurement guidance in US generally accepted accounting principles ("U.S. GAAP") and International Financial Reporting Standards ("IFRS"). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU No. 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU No. 2011-04 will have on the Plan’s financial statements.

    Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds, common stock and other securities.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.  Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades.

Investments

The Plan’s investments are measured at fair value which is further discussed below (See Note 4).  Purchases and sales of securities are reflected on a trade date basis.  The basis for all securities sold is determined by average costs.  Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.  The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

International Rectifier Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

3.                Investments

The following are investments that represent 5% or more of the Plan’s net assets at December 31:

	2010	2009

Fidelity Growth Company Fund	$25,774,080	$21,536,112
Fidelity Value Fund (1)	—	13,623,531
Fidelity Diversified International Fund (2)	10,696,098	10,833,476
Fidelity Low-Priced Stock Fund	10,275,324	7,987,100
PIMCO Total Return ADM	16,171,423	13,174,305
Perkins Mid Cap Value Fund (3)	15,746,918	—
Prudential Core Conservative Bond Fund (at contract value) (4)	35,595,392	34,931,969

(1)    Investment balance was sold and transferred into the Perkins Mid Cap Value Fund during the 2010 Plan Year.
(2)    Investment balance was closed during and replaced by the Thornburg Int. Val R5 Fund during the 2010 plan year.
(3)           The investment was added during the 2010 plan year.
(4)   The fair value of the Plan's investments in the Prudential Core Conservative Bond Fund was $36,768,770
       and $35,566,482 at December 31, 2010 and 2009, respectively.

For the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $18,371,894 as follows:

Mutual funds	$15,727,571
Company common stock **	1,807,870
Self-directed brokerage account – Common stock and other	836,453
Total appreciation in fair value of investments	$18,371,894

**	The appreciated value was obtained through the investment identified in the 2010 Plan as the International Rectifier Unitized Stock Fund.

4.               F air Value Measurements

The FASB establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:
  Level 1-Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
  Level 2- Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs or other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
  Level 3- Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

International Rectifier Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

4.             Fair Value Measurements (Continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:
  Mutual Funds:  Valued at the net asset value of shares held by the Plan at year end quoted in the active market, and are classified within Level 1 in the fair value hierarchy table below.
  Company Common Stock:  Any such stock is held pursuant to the International Rectifier Unitized Stock Fund investment, and valued at the closing price reported on the active market on which the individual securities are traded, and are classified within Level 1 in the fair value hierarchy table below.
  Self-Directed Brokerage Account:  Valued based on quoted market prices on an active exchange or the underlying net asset values of the investments, and are classified within Level 1 in the fair value hierarchy table below.
  Collective Investment Trusts:  The investments currently reside in the Prudential Stable Value Fund.  The Plan’s interests in the trust are valued based on the net asset values reported by the trustee of the funds.  Fair values for the underlying assets of the Prudential Stable Value Fund were based on quoted prices in active markets or observable inputs used to value certain securities and contracts.  The Plan’s interest in the trust are categorized as Level 2 in the fair value hierarchy table below.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2010 and 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Mutual funds:
Bonds	$17,625,610	$—	$—	$17,625,610
Blended	18,861,807	—	—	18,861,807
International equities	13,816,154	—	—	13,816,154
Domestic equities	74,182,972	—	—	74,182,972
Company common stock*	6,985,285	—	—	6,985,285
Self-directed brokerage account	7,907,329	—	—	7,907,329
Collective investment trusts	—	36,768,770	—	36,768,770
Interest bearing cash	—	359,589	—	359,589
Total Assets at Fair Value, December 31, 2010	$139,379,157	$37,128,359	$—	$176,507,516

*           Held through the International Rectifier Unitized Stock Fund investment.

International Rectifier Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

4.         Fair Value Measurements (Continued)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Mutual funds:
Bonds	$13,174,305	$—	$—	$13,174,305
Blended	15,423,137	—	—	15,423,137
International equities	10,970,340	—	—	10,970,340
Domestic equities	62,397,623	—	—	62,397,623
Company common stock*	6,096,007	—	—	6,096,007
Self-directed brokerage account	6,450,941	—	—	6,450,941
Collective investment trusts	—	35,566,482	—	35,566,482
Interest bearing cash	—	316,493	—	316,493
Total Assets at Fair Value, December 31, 2009	$114,512,353	$35,882,975	$—	$150,395,328

*           Held through the International Rectifier Unitized Stock Fund investment.

5.              Party-In-Interest Transactions

Certain of the Plan’s investments are shares of mutual funds managed by an affiliate of the trustee of the Plan.  In addition, Fidelity Brokerage, the custodian of the Plan’s self-directed brokerage account, executes the investment transactions within the self-directed brokerage account.  Therefore, these transactions qualify as party-in-interest transactions for which a statutory exemption exists.  Fees paid by the Plan for investment management services were nominal for the year ended December 31, 2010.

The Company also qualifies as a party-in-interest and absorbs certain administrative expenses of the Plan.  The Company paid $22,802 of administrative expenses on behalf of the Plan for the year ended December 31, 2010.  Such transactions with the Company qualify for a statutory exemption.  Participant loans are considered party-in-interest transactions, and thus qualify for statutory exemption.

The Plan includes the International Rectifier Unitized Stock Fund investment option, which has been closed to additional investment since April 2007.  The International Rectifier Unitized Stock Fund is designed primarily for investment in common stock of the Company.  Transactions in this investment qualify as exempt party-in-interest transactions.

For the International Rectifier Unitized Stock Fund, during the year ended December 31, 2010, the Company did not incur cost of purchasing International Rectifier common stock or any sales proceeds.

International Rectifier Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

6.              Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon a partial or complete termination of the Plan, the account balances of the participants are non-forfeitable and will be distributed as soon as practicable after the termination date.

7.             Tax Status of the Plan

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Internal Revenue Service (“IRS”). The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

The Plan has received a determination letter from the Internal Revenue Service dated August 1, 2008, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and, therefore, the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator will take the steps necessary to maintain the tax qulaified status of the Plan.

8.              Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to the Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$180,108,391	$154,038,981
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,173,380	634,513
Net assets available for benefits per the Form 5500	$181,281,771	$154,673,494

The following is a reconciliation of the net increase in net assets per the financial statements for the year ended December 31, 2010 to the net income per the Form 5500:

Total net increase in assets per financial statements	$26,069,410
Plus: Adjustment from fair value for fully benefit-responsive investment contracts at December 31, 2010	1,173,380
Plus: Adjustment for fair value for fully-benefit-responsive investment contracts at December 31, 2009	(634,513)
Total net income per Form 5500	$26,608,277

 Supplemental Schedules

International Rectifier Corporation
Retirement Savings Plan
EIN 95-1528961 PN 003
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
Year Ended December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

*	International Rectifier Unitized Stock Fund	Cash	$359,589
*	International Rectifier Unitized Stock Fund	Company Stock	6,985,285
*	Fidelity Growth Company Fund	Shares in Registered Investment Company	25,774,080
*	Fidelity Diversified International Fund	Shares in Registered Investment Company	10,696,098
*	Fidelity Low-Priced Stock Fund	Shares in Registered Investment Company	10,275,324
*	Fidelity Freedom 2000	Shares in Registered Investment Company	747,536
*	Fidelity Freedom 2010	Shares in Registered Investment Company	2,657,680
*	Fidelity Freedom 2020	Shares in Registered Investment Company	6,663,638
*	Fidelity Freedom 2030	Shares in Registered Investment Company	5,072,663
*	Fidelity Freedom 2040	Shares in Registered Investment Company	2,651,795
*	Fidelity Freedom 2050	Shares in Registered Investment Company	137,221
*	Fidelity Fund	Shares in Registered Investment Company	3,047,499
*	Fidelity Small Cap Stock Fund	Shares in Registered Investment Company	4,109,910
*	Fidelity Freedom Income	Shares in Registered Investment Company	931,275
	Spartan U.S. Equity Index Fund	Shares in Registered Investment Company	6,562,960
	T. Rowe Price Blue Chip Fund	Shares in Registered Investment Company	5,419,606
	TMPL Global Bond A Fund	Shares in Registered Investment Company	1,454,188
	Thornburg Int. Val R5 Fund	Shares in Registered Investment Company	74,521
	DFA Emerg MKTS Val I Fund	Shares in Registered Investment Company	2,218,174
	Perkins Mid Cap Value Fund	Shares in Registered Investment Company	15,746,918
	PIMCO Total Return ADM	Shares in Registered Investment Company	16,171,423
	Eaton Large Cap Value	Shares in Registered Investment Company	4,074,034
*	Brokeragelink	Self-Directed Brokerage Account	7,907,329
	Prudential Stable Value-Core Conservative Bond Fund	Shares in Commingled Trust Fund	36,768,770
	Prudential Stable Value-Wrapper	Wrapper Contract of Synthetic GIC	—
*	Participant loans	Interest rates range from 4.25% to 9.25% payable through January 2021	4,764,192
			$181,271,708

*           A party-in-interest for which a statutory exemption exists.

International Rectifier Corporation
Retirement Savings Plan
EIN 95-1528961 PN 003
Schedule H, Line 4a-Schedule of Delinquent Participant Contributions
Year Ended December 31, 2010

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002–51
$3,190,510	—	$3,190,510	(1)	—	—
$914,137	—	$914,137	(2)	—	—

(1)
Represents delinquent participant contributions and loan repayments from various 2006 to 2008 pay periods. The Company remitted lost earnings of $2,648 to the Plan and has filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, as applicable.

(2)
Represents delinquent participant contributions and loan repayments from various 2009 pay periods. The Company remitted lost earnings of $1,795 to the Plan and has filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, as applicable.

International Rectifier Corporation
Retirement Savings Plan
Exhibit Index

Exhibit	Description

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm